Exhibit 99.1

VIVOPOWER SIGNS DEFINITIVE JOINT VENTURE AGREEMENT WITH DIGITAL TWIN TECHNOLOGY COMPANY, GEMINUM

VivoPower and Geminum team up to offer holistic end-to-end fleet electrification and decarbonisation solutions

Geminum specialises in digital twin solutions for corporations seeking to implement decarbonisation solutions in a safe, cost-effective and integrated manner

Geminum leadership team have 20 years of combined digital twin and change management experience, particularly in the mining industry

LONDON, October 18, 2023 (GLOBE NEWSWIRE) – NASDAQ listed B Corp, VivoPower International PLC (“VivoPower”), is pleased to announce that it has signed a Joint Venture (“JV Agreement”) with Geminum Pty Ltd (“Geminum”), a specialist digital twin technology company founded in Australia, to design, test and implement digital twins of Tembo electric utility vehicles and ancillary VivoPower sustainable energy solutions (VivoSES).

These digital twins will enable corporations engaging in decarbonisation programmes to optimise total cost of ownership (“TCO”) and capture and synthesize near real-time analytics and carbon abatement data. Geminum, a specialist digital twin technology company, will also provide mining industry expertise to assist Tembo with the development of solutions that better meet the needs of remote owner operators.

Geminum co-founder and CEO Rob Foster said of the JV Agreement: “We were introduced to VivoPower and Tembo some time ago and were impressed by their dedication to electrification and their genuine desire to create positive change at the ecosystem level. This JV is further recognition that complex system problems like fleet decarbonisation require holistic solutions across people, process and technology, to help fleet operators make the transition safely and cost effectively.”

Executive Chairman and CEO of VivoPower, Kevin Chin said: “Digital twin technology will enable our customers and partners to cost effectively and quickly assess the TCO equation of a decarbonisation program, incorporating fleet electrification solutions. With TCO for decarbonisation, it is not enough to simply consider traditional financial-based metrics, but it is equally important to carefully quantify the carbon emissions consequences as well as the implications for workflow processes and people. This JV Agreement with Geminum will fortify our VivoSES (sustainable energy solutions) capabilities, especially for the mining sector and enable our customers and partners to achieve their decarbonisation goals.”

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for off-road and on-road customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

About Tembo

Tembo electric utility vehicles (EUVs) are the premier 100% electric solution for ruggedised and/or customised applications for fleet owners in the mining, agriculture, infrastructure, energy utilities, defence, police, government, humanitarian, and game safari industries. Tembo provides safe, high-performance off-road and on-road electric utility vehicles that meet exacting standards of safety, reliability, and quality. Its core purpose is to provide safe and reliable electrification solutions for utility vehicle fleet owners globally, helping perpetuate useful life, reduce costs, maximise return on assets, meet ESG goals and activate the circular economy.

Tembo is a subsidiary of the NASDAQ listed B Corporation, VivoPower International PLC.

About Geminum

Geminum is an Australia-based technology company that specialises in the design, development and implementation of digital twin technology for asset-intensive industries. Geminum develops solutions and provides services to asset owners, service providers and technology companies that are seeking to create highly integrated and near real time solutions to improve decision making. Geminum’s mission is to assist companies that are powering the energy transition to make the transition from rules to prescriptions, by making predictive technologies easy to use and quick to deliver value.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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